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Manuel Garciadiaz
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 6095 tel 212 450 6858 fax manuel.garciadiaz@davispolk.com

August 24, 2018

Re:	Arco Platform Ltd. Draft Registration Statement on Form F-1 Submitted July 24, 2018 CIK No. 0001740594

U.S. Securities and Exchange Commission

Division of Corporation Finance
Office of Telecommunications
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Courtney Lindsay, Staff Attorney
Larry Spirgel, Assistant Director
Charles Eastman, Staff Accountant
Terry French, Accountant Branch Chief

Ladies and Gentlemen:

On behalf of our client, Arco Platform Limited (the “Company”), we are writing to inform the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) that the Company is publicly filing today the revised registration statement on Form F-1 (“Amendment No. 2”) in relation to the draft registration statement the Company confidentially submitted on July 24, 2018 on Form F-1 (the “Draft Registration Statement”) relating to a proposed initial public offering (“IPO”) of the Company’s Class A common shares via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”).

This letter also sets forth the Company’s responses to the comments provided by the Staff to the Draft Registration Statement in your letter dated July 31, 2018 (the “Comment Letter”). The Company has revised the Draft Registration Statement in response to the Staff’s comments and is submitting concurrently with this letter Amendment No. 2, which reflects these revisions and updates and clarifies certain other information. Amendment No. 2 also includes (i) the unaudited interim consolidated financial statements of EAS Educação S.A. (the Company’s principal operating subsidiary) as of June 30, 2018 and for the six months ended June 30, 2018 and 2017, and (ii) certain ordinary course updates.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. All references to page numbers and captions (other than

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those in the Staff’s comments) correspond to pages and captions in Amendment No. 2. We are also sending, under separate cover, a marked copy of Amendment No. 2 showing changes to the Draft Registration Statement.

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Draft Registration Statement on Form F-1 filed July 24, 2018

Cover Page

1.	We note your response to our prior comment 1. We also note your revisions that state at the time of any additional Class A issuance, Class B holders will be entitled to purchase additional Class B shares "upon the same economic terms, in order to maintain such holder’s proportional ownership interest in Arco." Please confirm that the purchase price will be the same as that paid by the Class A shareholders.

Response:

The Company respectfully acknowledges the Staff’s comment and confirms that the purchase price of the Class B shares will be the same as that paid by the Class A shareholders. Accordingly, it has revised the disclosure on pages 15, 40, 126 and 127 of Amendment No. 2 to clarify that any such purchases will be “upon the same economic terms and at the same price . . .”.

We are a Cayman Islands exempted company with limited liability. The rights of our shareholders may be different from the rights of..., page 40

Context, page 1

2.	We note your response to our prior comment 7 and your revisions throughout your registration statement. We also note that you state that there are four principal fiduciary duties, but you only list two. Please include the two additional fiduciary duties or tell us why such added disclosure is not necessary.

Response:

The Company respectfully acknowledges the Staff’s comment and has revised its disclosure on pages 16 and 40 of Amendment No. 2 to clarify the principal fiduciary duties of directors and officers under Cayman Islands law, as follows:

“Under Cayman Islands law, directors and officers owe the following fiduciary duties: (i) duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole; (ii) duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose; (iii) directors should not properly fetter the exercise of future discretion; (iv) duty to exercise powers fairly as between different sections of shareholders; (v) duty to exercise independent judgment; and (vi) duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests. Our Articles of Association have varied this last obligation by providing that a director must disclose the nature and extent of his or her interest in any contract or arrangement, and following such disclosure and subject to any separate requirement under applicable law or the listing rules of the Nasdaq, and unless disqualified by the chairman of the relevant meeting, such director may vote in respect of any transaction or arrangement in which he or she is interested and may be counted in the quorum at the meeting.”

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General

3.	We note your response to prior comment 17. Please further revise to include the CAGR for net income from 2015 -2017.

Response:

The Company respectfully acknowledges the Staff’s comment and has decided to revise the gatefold graphic of Amendment No. 2 to delete the CAGR for Adjusted EBITDA from 2015-2017.

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* * *

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Konstantinos Papadopoulos at 212-450-6189 or konstantinos.papadopoulos@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Ari de Sá Cavalcante Neto, Chief Executive Officer, Arco Platform Limited

David Peixoto dos Santos, Chief Financial Officer, Arco Platform Limited

Carlos Mota, Ernst & Young Auditores Independentes S.S.

Eliardo Araújo Lopes Vieira, KPMG Auditores Independentes